NEWS RELEASE

Attention: Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST FILES APPLICATION FOR
LINDBERGH SAGD PILOT PROJECT
(Calgary, April 17, 2008) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust, is pleased to announce that it has filed an application with the Energy Resources Conservation Board (ERCB) and Alberta Environment for a pilot scale Steam Assisted Gravity Drainage (SAGD) project at the company’s Lindbergh property.
“This is the first step in evaluating the potential for a commercial, environmentally responsible SAGD development project at Pengrowth’s Lindbergh location,” stated James S. Kinnear, President and CEO, Pengrowth Corporation.
Key elements of Pengrowth’s application include:
•	Property that is 100 percent owned by Pengrowth Corporation and located approximately 30 kilometres southeast of Bonnyville, Alberta.

•	Location and quality of the associated product is classified as an oil sands deposit.

•	Pengrowth is proposing to drill eight well pairs (16 wells in total) from an existing well pad, along with plans to modify existing processing facilities and install new gathering and steam injection pipelines.

•	The pilot project is to be conducted at an existing facility to minimize environmental and surface impact.

•	Production associated with this proposed pilot project is expected to be up to 2,500 barrels of oil per day equivalent. Production would begin in the second half of 2009, pending the regulatory review process.
As part of the company’s detailed and comprehensive submission to the ERCB and Alberta Environment, Pengrowth has also included an Environmental Screening Report, which outlines ten studies or assessments related to: air modeling; conservation and reclamation; economic and social impacts; hydrogeology; land-use assessment; public consultation; noise; soil assessment and mapping; vegetation and rare plants; and wildlife.
“The community has provided us with invaluable feedback throughout our public consultation process and the studies we have already carried out,” stated Kevin Matieshin, Pengrowth’s Director of Health, Safety, Environment and Technical Services. “We appreciate the time they have invested in this process, and we now look forward to a thorough review of this proposed pilot project application from the regulators.”

Upon completion of the proposed Lindbergh pilot project, Pengrowth will be able to determine the commercial viability of a larger scale production operation and confirm reserve estimates and quality.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is one of North America’s largest and most successful energy trusts. The company is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $6 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 294-0051
For media inquiries contact:
Telephone: (403) 266-8355 Facsimile: (403) 294-0051

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